UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

28 February 2022

Commission File No. 001-32846

CRH public limited company
(Translation of registrant's name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure: CRH response to media speculation

Press Release

CRH response to media speculation

CRH notes the recent media speculation with regard to the potential divestment of its Building Envelope business. CRH can confirm that it is in discussions with respect to the potential sale of the business and further updates will be provided as appropriate.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Tom Holmes	Head of Investor Relations

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 February 2022
	By:	/s/Neil Colgan
N. Colgan
Company Secretary

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